TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

July 24, 2022

Dear Sir, Madam,

Sub: Outcome of Board meeting

This has reference to our letter dated June 28, 2022 regarding the captioned subject. The Board, at their meeting held on July 23-24, 2022, transacted the following items of business:

Financial Results

1. Approved the audited consolidated financial results of the Company and its subsidiaries as per Indian Accounting Standards (INDAS) for the quarter ending June 30, 2022;

2. Approved the audited standalone financial results of the Company as per INDAS for the quarter ended June 30, 2022;

3. Approved the audited financial statements of the Company and its subsidiaries as per INDAS and IFRS for the quarter ended June 30, 2022;

Other matters

4. Grant of stock incentive units:

   Shareholders at the 41st AGM held on June 25, 2022 have reappointed Salil Parekh as the CEO and MD of the Company for a term commencing on July 1, 2022 and ending on March 31, 2027 on the terms and conditions, including the remuneration payable as contained in the 41st AGM Notice.

   In line with the shareholders' approval and revised employment contract which is effective July 1, 2022, the Board, on July 24, 2022, based on the recommendations of the Nomination and Remuneration Committee, approved:

   i. The grant of annual performance-based stock incentives (Annual Performance Equity Grant) of Restricted Stock Units (RSU's) amounting to ₹21.75 crore for the financial year 2023 under the 2015 Stock Incentive Compensation Plan (2015 plan). These RSUs will vest 12 months from the date of grant subject to achievement of certain strategic milestones as determined by the Board. This is in addition to the grants made on May 2, 2022 amounting to ₹13 crore resulting in a total grant of ₹34.75 crore for fiscal 2023.

   ii. The grant of annual performance-based stock incentives (Annual performance equity ESG grant) in the form of RSU's covering Company's equity shares having a market value of ₹2 crore as on the date of the grant under the 2015 Plan, which shall vest 12 months from the date of the grant subject to the Company's achievement of certain environment, social and governance milestones as determined by the Board.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

iii. The grant of annual performance-based stock incentives (Annual performance Equity TSR grant) in the form of RSU's covering Company's equity shares having a market value of ₹5 crore as on the date of the grant under the 2015 Plan, which shall vest after March 31, 2025 subject to the Company's performance on cumulative relative TSR over the years and as determined by the Board.

The above RSUs will be granted w.e.f August 1, 2022 and the number of RSU's will be calculated based on the market price at the close of trading on August 1, 2022.

5. Allotment of equity shares pursuant to exercise of RSU's:

Allotted 97,309 equity shares, pursuant to exercise of RSU's by eligible employees as hereunder:
- 921 equity shares under the 2015 Stock Incentive Compensation Plan;
- 96,388 equity shares under the Infosys Expanded Stock Ownership Program 2019.

Consequently, on July 24, 2022, the issued and subscribed share capital of the Company stands increased to ₹ 21,038,590,140/- divided into 4,207,718,028 equity shares of ₹5/- each.

The Board meeting was held on July 23 and July 24, 2022. The Board meeting on July 24, 2022 commenced at 2.30 p.m. IST and concluded at 5.40 p.m. We are enclosing herewith the financial results and press release for your information and record. The same will also be made available on the Company's website www.infosys.com.

Yours sincerely,

For **Infosys Limited**

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA

Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2022.07.24 17:54:34 +05'30'

A.G.S. Manikantha
Company Secretary